Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Form of Proxy - Annual and Special General Meeting to be held on June 23, 2004

Notes to Proxy

1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of Proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;
OR
(b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll on a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

The mailing address is:	Computershare Trust Company of Canada Proxy Dept. 100 University Avenue 9th Floor Toronto Ontario M5J 2Y1 Fax: Within North American: 1-866-249-7775, Outside North America: (416) 263-9524

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned Shareholder ("Registered Shareholder") of the Corporation hereby appoints, Clive T. Johnson, President and a Director of the Corporation, or failing this person, Roger T. Richer, Secretary of the Corporation	OR	in the place of the foregoing

as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation to be held at the Fairmont Waterfront Hotel, Mackenzie Room, 900 Canada Place, Vancouver, British Columbia on Wednesday, June 23, 2004 at 2:00 PM and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

1. Election of Directors For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP as Auditors of the Corporation and authorize the Directors to fix the Auditors' remuneration

Resolutions

3. To approve an amendment to the Corporation's Incentive Stock Option Plan as adopted by shareholders on May 24, 1995 and amended on September 10, 1997, June 9, 1999, June 28, 2002 and on June 11, 2003 (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by an additional 9,000,000 shares, as more particularly set out in the Management Proxy Circular dated May 14, 2004.

4. To approve an amendment to the Plan authorizing the extension to the expiry date of incentive stock options held by insiders of the Corporation which expire during a restricted trading period imposed on the Corporation by securities regulatory authorities ("Blackout Periods"), to provide such optionees an extension to the right to exercise such options for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period, as more particularly set out in the Management Proxy Circular dated May 14, 2004.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.